Mail Stop 3561

August 14, 2007

Via US Mail and Facsimile

Mr. Emilio Foa
Chief Financial Officer
Benetton Group S.p.A.
Via Villa Minelli 1
31050 Ponzano Veneto (TV)
TV, Italy

> **Re:** **Benetton Group S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed June 27, 2007**
> **File No. 001-10230**

Dear Mr. Foa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Item 15. Controls and Procedures

1. You state your officers concluded that the Group's ". . . disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the company." In future filings, if you choose to include the definition of disclosure controls and

procedures, please revise your disclosure to include the full definition as outlined in Exchange Act Rule 13a-15(e) instead of limiting your conclusion to material information being communicated. In this regard, please expand your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported within the time periods specified and that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure. Please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.

Exhibits 12.1, 12.2, and 12.3

2. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief